Exhibit 99(a)(3)

June 27, 2007

Dear Point.360 Shareholder:

We are pleased to inform you that, on April 16, 2007, Point.360 entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with DG FastChannel, Inc. (“DG FastChannel”) and New 360, which is a newly formed corporation and wholly owned subsidiary of Point.360. Pursuant to the Merger Agreement, DG FastChannel has commenced an offer to acquire each outstanding share of Point.360 common stock, including the associated preferred share purchase right, in exchange for approximately 0.1895 of a share of DG FastChannel common stock. If the exchange offer is successful, Point.360 will be merged with and into DG FastChannel, with DG FastChannel surviving the merger and with all of our then-outstanding shares of common stock (other than shares beneficially owned by DG FastChannel or Point.360 or by shareholders who properly exercise appraisal rights to the extent available under California law) being converted into the right to receive shares of DG FastChannel common stock at the same exchange ratio as used in the exchange offer.  The exact number of shares of DG FastChannel common stock to be exchanged for each share of Point.360 common stock will be obtained by dividing 2,000,000 by the number of shares of Point.360 common stock that are outstanding immediately prior to the consummation of the exchange offer (excluding shares that are beneficially owned by DG FastChannel or Point.360).

The exchange offer is conditioned on, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the offer a majority of the fully diluted shares of Point.360 common stock and (2) the completion of the spin-off of the outstanding common stock of New 360 to Point.360’s shareholders.  Prior to the spin-off, Point.360 will contribute to New 360 all of the assets owned, licensed, or leased by Point.360 that are not used exclusively in connection with the business of Point.360 representing advertising agencies, advertisers, brands, and other media companies in the distribution of short-form commercial advertising spots.  DG has agreed to contribute all of its shares of New 360 common stock to New 360 prior to the completion of the exchange offer.

We will separately distribute to our shareholders an Information Statement that describes the business to be conducted by New 360 after the completion of the spin-off.  The Information Statement will also contain New 360’s historical and pro forma financial statements and information about New 360’s management.

The Board of Directors of Point.360, by unanimous vote, has determined that the Merger Agreement, the exchange offer and the proposed merger are advisable, fair to, and in the best interests of Point.360 and our shareholders, has approved the Merger Agreement, the exchange offer, and the proposed merger, and recommends that our shareholders accept the exchange offer and tender their Point.360 shares in the exchange offer.

For a number of reasons, the Board of Directors approved the Merger Agreement and recommends that our shareholders accept the exchange offer and tender their Point.360 shares in the exchange offer. These reasons are discussed in the attached Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Board’s Recommendation.”  The Board also received a written opinion from Marshall & Stevens Incorporated stating that, as of April 13, 2007 and subject to the qualifications, assumptions, and conditions set forth in the opinion, the receipt by Point.360’s shareholders of shares of DG FastChannel and New 360 common stock in connection with the exchange offer, the merger, and the spin-off is fair, from a financial point of view, to Point.360’s shareholders

(other than DG FastChannel). A copy of the opinion of Marshall & Stevens Incorporated is set forth as Annex A to the attached Schedule 14D-9. We urge you to read the opinion in its entirety.

Also enclosed are DG FastChannel’s Prospectus, dated June 8, 2007, as amended on June 27, 2007, which relates to the shares of DG FastChannel common stock to be issued in the exchange offer and the merger, and the related Letter of Transmittal, pursuant to which our shareholders can tender their Point.360 shares in the exchange offer. These documents set forth the terms and conditions of the exchange offer and the merger. The attached Schedule 14D-9 describes in more detail the reasons for our Board’s conclusions and recommendation, and contains other information relating to the exchange offer and the merger. We urge you to consider this information carefully.

Sincerely,

Haig S. Bagerdjian Chairman of the Board of Directors, President, and Chief Executive Officer